March 22, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Wray, Staff Attorney
Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Legal Branch Chief

Re:	Limelight Networks, Inc.
Joint Proxy/Registration Statement on Form S-4
Filed February 11, 2010
File No. 333-164874

Ladies and Gentlemen:

On behalf of Limelight Networks, Inc. (“Limelight”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission by letter dated March 10, 2010 (the “Comment Letter”) relating to the above-referenced joint proxy/registration statement on Form S-4 (the “Registration Statement”). Information in our responses pertaining to EyeWonder, Inc. (“EyeWonder”) was provided to us by EyeWonder. In response to the comments set forth in the Comment Letter, the Registration Statement has been amended and Limelight is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this response letter. For your convenience, we have enclosed a marked copy of the Registration Statement with this letter which shows changes from the Registration Statement as filed on February 11, 2010.

For ease of reference by the Staff in reviewing the responses to each of the Staff’s comments, each comment is referred to separately by the number set forth in the Comment Letter and is also repeated prior to the applicable response. References to “we,” “our” or “us” mean Limelight or its advisors, as the context indicates.

General

Comment 1. Please update the financial statements for Limelight and EyeWonder and the pro forma financial information provided in your joint proxy/registration statement to ensure that they comply with Rule 3-12 of Regulation S-X. Please provide conforming disclosure throughout the filing. Refer to our Securities Act Forms Compliance and Disclosure Interpretation 223.01 for guidance regarding the age of financial statements required in registration statements.

Response: In response to the Staff’s comment, we have revised the disclosure to update the financial statements for Limelight and EyeWonder and the pro forma financial information provided in the Registration Statement. We have revised the Registration Statement to provide conforming disclosure throughout the filing.

Securities and Exchange Commission

March 22, 2010

Prospectus Cover Page

Comment 2. Please ensure that your prospectus cover page presents clearly the merger consideration expected to be received by individual EyeWonder securityholders. In this regard, we note the statement that EyeWonder stockholders will receive as merger consideration, in the aggregate, $62 million in cash, subject to unspecified adjustments, and 12,740,000 shares of Limelight common stock, and that EyeWonder securityholders may receive specified amounts of additional cash and Limelight shares as earn-out amounts if certain performance metrics are satisfied. Please revise to focus on the estimated minimum cash and stock consideration individual EyeWonder stockholders are expected to receive upon the closing of the merger, on a per-share, per-100-share, or similar basis, noting the significant assumptions upon which your estimates are based. To the extent the exact amounts of cash and/or stock consideration may vary, provide a cross-reference to disclosure elsewhere in the forepart of the filing of the possible range of the merger consideration EyeWonder securityholders will receive on an individual basis. We note in this regard your disclosure on pages 94 through 96 describing how the per-share stock consideration and the per-share cash consideration will be determined. However, readers should be able to ascertain the estimated per-share merger consideration from disclosure in the forepart of the document.

Response: In response to the Staff’s comment, we have revised the disclosure to provide the estimated cash and stock consideration individual EyeWonder stockholders are expected to receive upon the closing of the merger, on a per-share basis, noting the significant assumptions upon which the estimates are based, and to provide a cross-reference to disclosure in Amendment No. 1 beginning on page 14 of the possible range of the merger consideration EyeWonder securityholders will receive on an individual basis. The revised disclosure is reflected in the prospectus cover page.

Comment 3. We note your disclosure on page 2 and elsewhere in the filing that a portion of the merger consideration with an approximate aggregate value of $11 million, including cash and shares of Limelight stock, will be deducted from the merger consideration upon closing and held in escrow as security for indemnification claims under the merger agreement for a specified period of time. Please revise your cover page disclosure to clarify, if accurate, that this portion of the aggregate merger consideration is not expected to be paid to EyeWonder stockholders promptly upon closing of the merger.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify that the portion of the merger consideration to be held in escrow, with an approximate aggregate value of $11 million, is not expected to be paid to EyeWonder securityholders promptly upon closing of the merger. The revised disclosure is reflected in the prospectus cover page.

Comment 4. Your cover page states that the $62 million aggregate cash consideration is “subject to certain adjustments” that are not specified here. Please revise this cover page disclosure to cross-reference the page in your questions and answers or summary section that provides a brief explanation of the nature of such adjustments.

Response: In response to the Staff’s comment, we have revised the disclosure to provide a cross-reference to disclosure in Amendment No. 1 beginning on page 14 that provides an explanation of the nature of the adjustments to which the $62 million aggregate cash consideration is subject. The revised disclosure is reflected in the prospectus cover page.

Securities and Exchange Commission

March 22, 2010

Questions and Answers About the Merger, page 1

General

Comment 5. Further to comments 2 through 4 above, revise your questions and answers section and/or your summary to provide sufficiently-specific disclosure of the amounts of cash and stock that individual EyeWonder securityholders should expect to receive, on a per-share, per-100-share or similar basis, pursuant to the terms of the merger agreement upon occurrence of each of the following: (i) closing of the merger, (ii) release of the escrowed amounts of the merger consideration, and (iii) issuance of the earn-out amounts, if any. Consider presenting this information in tabular form, showing deviations from base cases you select using assumptions you describe, as a result of a reasonable range of fluctuations in the parameters. Examples of such parameters that appear to warrant discussion are those relating to the net indebtedness and working capital adjustments that may be made to the cash portion of the merger consideration, any pre-merger exercises of EyeWonder options or warrants, and the potential release of escrow funds to cover indemnification obligations.

Response: In response to the Staff’s comment, we have revised the questions and answers section of Amendment No. 1 on pages 1 to 2 and the summary on pages 14 to 15 as requested.

Q. What will EyeWonder securityholders receive in the merger, page 1

Comment 6. Further to comment 4 above, please expand your disclosure here and/or on page 13 in the summary to describe briefly the nature of the “certain adjustments” that may be made to the $62 million cash portion of the merger consideration pursuant to the terms of the merger agreement. Indicate whether the merger agreement provides for a maximum cap or other limitation on the amount of such adjustments. We note in this regard the disclosure on page 94, cross-referenced in your summary, that the cash portion of the merger consideration will be adjusted in part based on the following items, in each case immediately prior to the effective time of the first merger: the value of EyeWonder’s cash and cash equivalents, its estimated net indebtedness, the extent to which its estimated working capital varies from $8.3 million, and certain unpaid fees incurred by EyeWonder in connection with the merger.

Response: In response to the Staff’s comment, we have revised the disclosure to describe the nature of the adjustments that may be made to the $62 million cash portion of the merger consideration pursuant to the terms of the merger agreement and to indicate that the merger agreement does not provide for a maximum cap or other limitation on the amount of such adjustments. The revised disclosure is reflected in the questions and answers section of Amendment No. 1 on page 2 and the summary on page 14.

Q. What will holders of EyeWonder options and warrants receive as a result of the merger?, page 2

Comment 7. We note your discussion here and on page 13 in the summary of the treatment of EyeWonder options and warrants in connection with the merger. In particular, with respect to warrants, you state that the amount of merger consideration to be received will be “less the exercise price of such EyeWonder warrant and less the pro rata portion of the escrow amount attributable to such shares of EyeWonder stock.” With respect to EyeWonder options, you state that the amount of merger

Securities and Exchange Commission

March 22, 2010

consideration to be received will be “minus the portion of the escrow fund attributable to such option,” without reference to the effect of the exercise price of the option. This disclosure could be read to suggest that option holders will receive the benefit of exercise of their options without paying the exercise price. However, your disclosure at the top of page 95 – where you have provided blanks to be completed with the amounts of the per share cash and stock consideration – indicates that the applicable exercise or conversion price will be netted against the merger consideration to be received for both warrants and options of EyeWonder. Please revise your disclosure relating to the treatment of options and warrants as appropriate to ensure that it is clear, accurate and consistent throughout the filing.

Response: In response to the Staff’s comment, we have revised the disclosure to clarify that the applicable exercise or conversion price will be netted against the merger consideration to be received for both warrants and options of EyeWonder. The revised disclosure is reflected in Amendment No. 1 on pages 3, 16 and 95.

Comment 8. In addition, in order to improve the clarity of the disclosure in the forepart of the document relating to the treatment of EyeWonder warrants and options in connection with the merger, please provide illustrative examples of the amount of the estimated merger consideration expected to be paid for EyeWonder warrants and options, based on a representative range of exercise prices of such securities and using a recent stock price for Limelight common stock. If applicable, please also explain how you will determine whether any EyeWonder warrants or options are “underwater” (for example, by comparing the exercise price of the warrant or option to the implied value of the per-share merger consideration to be paid by Limelight based on a recent stock price) and indicate how any such “underwater” warrants or options will be treated for purposes of allocating the merger consideration among EyeWonder securityholders.

Response: In response to the Staff’s comment, we have revised the disclosure to provide illustrative examples of the amount of the estimated merger consideration expected to be paid for EyeWonder warrants and options, based on a representative range of exercise prices of such securities and using a recent stock price for Limelight common stock. All of the outstanding EyeWonder warrants and options have exercise prices that are less than the estimated minimum cash and stock consideration individual EyeWonder stockholders are expected to receive upon the closing of the merger on a per-share basis. As a result, no EyeWonder options or warrants will require separate treatment. The revised disclosure is reflected in Amendment No. 1 beginning on page 3.

*****

Securities and Exchange Commission

March 22, 2010

We trust that you will find the foregoing responsive to the comments of the Staff. Please direct any questions or comments regarding this letter to the undersigned at (650) 320-4566 or via facsimile at (650) 493-6811.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Mark L. Reinstra
Mark L. Reinstra

cc:	Jeffrey W. Lunsford, President, Chief Executive Officer and Chairman
Douglas S. Lindroth, Senior Vice President, Chief Financial Officer and Treasurer
Philip C. Maynard, Senior Vice President, Chief Legal Officer and Secretary
Limelight Networks, Inc.

John J. Vincent, Chief Executive Officer and Chairman
B. Allen Reese, Chief Financial Officer
Jerome F. Connell, Jr., General Counsel and Chief Operating Officer
EyeWonder, Inc.

W. Benjamin Barkley, Esq.
Jessica L. Nash, Esq.
Kilpatrick Stockton LLP

Kevin McHolland
Ernst & Young LLP

Josh Phillips
Grant Thornton, LLP